September 10, 2018

William Wei Huang
Chief Executive Officer
GDS Holdings Limited
2/F, Tower 2, Youyou Century Place
428 South Yanggao Road
Pudong, Shanghai 200127
People's Republic of China

       Re: GDS Holdings Limited
           Form 20-F for the Fiscal Year Ended December 31, 2017
           Filed March 29, 2018
           File No. 001-37925

Dear Mr. Wei Huang:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Information
Technologies
                                                          and Services